FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES OF AMERICA AND THE DISTRICT OF COLUMBIA) (THE 'UNITED STATES') OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

9 November 2020

HSBC HOLDINGS PLC
ANNOUNCES INDICATIVE MAXIMUM ACCEPTANCE AMOUNT IN RELATION TO ITS INVITATION TO PURCHASE NOTES FOR CASH

Further to the announcement dated 6 November 2020 in relation to the invitation of HSBC Holdings plc (the 'Issuer') to holders of (a) the EUR2,000,000,000 1.50 per cent Notes due March 2022 (ISIN: XS1379182006) (of which EUR2,000,000,000 is currently outstanding); (b) the EUR1,500,000,000 Floating Rate Notes due September 2022 (ISIN: XS1586214956) (of which EUR1,500,000,000 is currently outstanding) and/or; (c) the EUR1,500,000,000 Floating Rate Notes due October 2023 (ISIN: XS1681855539) (of which EUR1,500,000,000 is currently outstanding) (each a 'Series' and together, the 'Notes'), to tender such Notes for purchase by the Issuer for cash, the Issuer hereby announces that the Maximum Acceptance Amount is currently expected to be approximately EUR1,000,000,000.

Capitalised terms used and not otherwise defined in this announcement have the meanings given in the tender offer memorandum prepared by the Issuer dated 6 November 2020 (the 'Tender Offer Memorandum').

FURTHER INFORMATION

Noteholders are advised to read carefully the Tender Offer Memorandum for full details of and information on the conditions of and procedures for participating in the Offers.

The Maximum Acceptance Amount set out in this announcement is indicative and the Issuer reserves the right, in its sole discretion, to allocate an amount for the purchase of the Notes that is higher or lower than this amount.

The Issuer is not under any obligation to accept for purchase any Notes tendered pursuant to the Offers. The acceptance for purchase by the Issuer of Notes tendered pursuant to the Offers is at the sole discretion of the Issuer and tenders may be rejected by the Issuer for any reason.

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum. Any questions or requests for assistance in connection with: (i) the Offers, may be directed to the Dealer Manager; and (ii) the delivery of Tender Instructions or requests for additional copies of the Tender Offer Memorandum or related documents, which may be obtained free of charge, may be directed to the Tender Agent, the contact details for each of which are set out below.

Dealer Manager

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Telephone: +44 (0) 20 7992 6237
Attention: Liability Management
Email: LM_EMEA@hsbc.com

Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom

Telephone: +44 (0) 20 7704 0880
Attention: Arlind Bytyqi
Email: hsbc@lucid-is.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Issuer, the Dealer Manager or the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offer.

Offer and Distribution Restrictions

None of this announcement, the Tender Offer Memorandum or any other materials relating to the Offer constitutes an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

General. Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Noteholder participating in an Offer will be deemed to give certain other representations as set out in 'Procedures for Participating in the Offers' in respect of the other jurisdictions referred to above and generally as set out in 'Procedures for Participating in the Offers'.  Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

United States. The Offers are not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States.  This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication.  Accordingly, copies of the this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States and the Notes cannot be tendered in the Offers by any such use, means, instrumentality or facility or from or within or by persons located or resident in the United States.  Any purported tender of Notes in the Offers resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by a person located in the United States, or by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted. This announcement is not an offer of securities for sale in the United States or to U.S. Persons (as defined in Regulation S of the United States Securities Act of 1933, as amended). Securities may not be offered or sold in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons. Each Noteholder participating in an Offer will represent that it is not located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States. For the purposes of this and the above paragraph, 'United States' means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom. The communication of this announcement, Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the 'Financial Promotion Order')) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France. The Offers are not being made, directly or indirectly, in the Republic of France ('France') other than to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of Regulation (EU) 2017/1129.  Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed in France other than to qualified investors (investisseurs qualifiés) and only qualified investors (investisseurs qualifiés) are eligible to participate in the Offers.  This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy. None of the Offers, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ('CONSOB'). The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the 'Financial Services Act') and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Noteholders, or beneficial owners of the Notes located in the Republic of Italy can tender some or all of their Notes pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Investor enquiries to:
Greg Case                             +44 (0) 20 7992 3825               investorrelations@hsbc.com

Media enquiries to:
Ankit Patel                             +44 (0) 20 7991 9813              ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,956bn at 30 September 2020, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 09 November 2020